UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission File Number 001-07845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
LEGGETT & PLATT, INCORPORATED
401(k) PLAN AND TRUST AGREEMENT

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LEGGETT & PLATT, INCORPORATED
1 LEGGETT ROAD
CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

LEGGETT & PLATT, INCORPORATED
401(k) PLAN AND TRUST AGREEMENT
EIN 44-0324630 PN 025

December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants, Audit Committee, and Board of Directors
Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement
Carthage, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement (the "Plan") as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of delinquent participant contributions and schedule of assets (held at end of year) as of December 31, 2023, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of delinquent participant contributions and schedule of assets (held at end of year) as of December 31, 2023, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2007.
Springfield, Missouri
June 18, 2024

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
ASSETS
Investments, at fair value	$367,931,560	$331,528,290
Non-interest bearing cash	35,166	—
Receivables
Company contributions	792,889	755,906
Participant contributions	499,357	479,985
Investment income	862,545	846,932
Other receivable	—	1,216
Notes receivable from participants	6,940,781	6,168,044
Total receivables	9,095,572	8,252,083
Total assets	377,062,298	339,780,373
LIABILITIES
Refund of excess contributions	177	3,518
Total liabilities	177	3,518
NET ASSETS AVAILABLE FOR BENEFITS	$377,062,121	$339,776,855

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2023	2022
Additions
Investment income (loss)
Net appreciation (depreciation) in value of investments	$36,463,090	$(69,215,188)
Dividends and interest	5,085,625	4,901,602
Other	3,365	10
Net investment income (loss)	41,552,080	(64,313,576)
Interest income on notes receivable from participants	393,374	264,500
Contributions
Participant	20,377,522	19,453,538
Company	7,781,567	7,569,199
Rollovers and other	2,531,943	2,167,280
Total contributions	30,691,032	29,190,017
Net additions	72,636,486	(34,859,059)
Deductions
Benefit payments	34,895,852	34,602,833
Administrative fees	455,368	433,908
Total deductions	35,351,220	35,036,741
Net increase (decrease)	37,285,266	(69,895,800)
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	339,776,855	409,672,655
END OF YEAR	$377,062,121	$339,776,855

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE A – DESCRIPTION OF PLAN
The following description of the Leggett & Platt, Incorporated (L&P or the Company) 401(k) Plan and Trust Agreement (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which is available from the Plan Administrator.
General
The Plan is a defined contribution plan covering employees who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility of Employees
Employees of a L&P branch or subsidiary who have completed 90 days of service and bargaining unit employees who have negotiated inclusion into the Plan are considered eligible for participation. If a previously ineligible employee changes employment status and, as a result, meets the above criteria, the employee may generally participate in the Plan as soon as administratively reasonable. Eligible employees may participate beginning on January, April, July, and October 1 after meeting eligibility requirements or on any special entry date according to the participation agreement.
Contributions
Company contributions, including eligible matching contributions of 50%, are made at the discretion of the employer and in accordance with the Plan document. Company discretionary contributions will be allocated based on each participant’s eligible contributions in proportion to total eligible employee contributions or based on each participant’s total pay and are limited by 6% of eligible employee compensation.
Employees may elect to voluntarily contribute any whole percentage of eligible compensation, limited by annual Internal Revenue Service (IRS) contribution limits and any applicable Plan limits. The Plan also allows:
•Employee rollover contributions.
•Roth contributions. These contributions are made on an after-tax basis subject to the rules contained in the Internal Revenue Code (IRC).
•Catch up contributions for participants age 50 and over. Catch up contributions are not eligible for a Company matching contribution.
Eligible employees who are not participating are enrolled at 1% with pre-tax contributions. Employees who are contributing less than 6% will have their contributions increased by 1% annually until they are contributing 6%. Employees may annually opt out of enrollment and/or automatic increases.
Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers L&P common stock, mutual funds, and common trust funds as investment options for participants.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE A – DESCRIPTION OF PLAN – CONTINUED
Retirement K
Retirement K participants receive employer matching contributions ranging from 20% to 80% based on their age at December 31, 2006, limited by 6% of eligible employee compensation. An employee was eligible to be a Retirement K participant if on December 31, 2006, he or she was an active participant in the L&P Retirement Plan and on or after April 1, 2007, he or she was a participant in this Plan.
Participants in the Hanes Companies, Inc. Retirement Savings Plan II (Hanes Plan) are allowed to contribute to the Plan under the Retirement K provision. Hanes Plan participants can also continue to contribute to the Hanes Plan, subject to contribution limits prescribed by the IRS.
Vesting and Distributions
Participants are always 100% vested in their employee contributions, rollover accounts, and qualified non-elective contributions (QNECs). Company contributions are vested following three years of service with 1,000 hours completed, at which time, they will become 100% vested. Any Company contribution from a prior plan merged into this Plan shall continue to vest in accordance with the vesting schedule set forth in the prior plan. A participant’s entire account balance will become fully vested at normal retirement age or termination due to disability or death. A participant’s non-vested account balance will be forfeited at the time of distribution of the vested account balance. The forfeitures will be used to restore accounts, pay Plan fees and expenses, and offset Company matching contributions and/or Company discretionary matching contributions, as directed by the Plan Administrative Committee. At December 31, 2023 and 2022, forfeited non-vested accounts totaled $8,262 and $327, respectively. These accounts will be used to offset future employer contributions. Also, in 2023 and 2022, Company contributions were offset by $198,218 and $173,932, respectively from forfeited non-vested accounts.
Upon termination of employment, participants are entitled to receive the full value of their account representing participant contributions and the vested portion of their account representing Company contributions. For participants with vested balances of $1,000 or less, unless the participant elects to roll over the balance to an individual retirement account or another qualified retirement plan, upon separation of employment, the Plan will automatically process a distribution of the participant’s account. If the vested balance is greater than $1,000 but less than $7,000, the balance will be rolled over into a qualified Individual Retirement Account (IRA), unless the participant elects direct distribution or other eligible direct rollover. The IRA program is offered through Principal Bank, serving as custodian of the program’s assets. Participants with vested balances exceeding $7,000 can elect to keep their balance in the Plan until April 1st of the next calendar year in which the participant reaches age 70½ or until a distribution or rollover is elected. In-service withdrawals are allowed by participants after reaching age 59½. In-service hardship withdrawals are also allowed by participants prior to reaching age 59½, provided they meet the hardship withdrawal requirements set forth by the Plan.
Plan Trustee
Principal Trust Company (Principal), the sole trustee of the Plan, holds all plan assets, executes all of the investment transactions, and maintains the financial records relating to the trust and makes all benefit payments as directed by the Plan Administrative Committee.
Notes Receivable from Participants
Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. A loan is considered to be in default if a participant, active or terminated, fails to make all or part of a required loan repayment by the end of the calendar quarter which follows the calendar quarter in which the repayment is due. Loan balances in default will be treated as outstanding for purposes of determining any future loan amounts. In the event of default, the outstanding balance of the loan, including accrued interest, will be treated as a deemed distribution subject to federal income tax. Participants may borrow from any of their vested participant accounts up to a maximum equal to the lesser of $50,000 (reduced by their highest outstanding loan balance during the twelve months immediately preceding the loan) or 50% of their vested account balance. The minimum loan amount is $500, and the interest rate will be set at the Prime Rate as quoted in the Wall Street Journal on the day the loan is processed, plus 1%. The maximum number of loans that may be outstanding at any one time is two, one for any reason and one to acquire a principal residence. If an employer is sold and therefore

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE A – DESCRIPTION OF PLAN – CONTINUED
ceases to be a related company, the Plan Administrative Committee may, at its sole discretion, permit each participant whose employment with all related companies terminates to transfer all loans outstanding to a retirement plan maintained by the purchaser of that employer.
Administrative Expenses
Administrative expenses are paid by both L&P and the Plan. Any L&P paid expenses are not reflected in the financial statements of the Plan. For both 2023 and 2022, no forfeitures were used to pay administrative expenses.
Plan Termination
Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time. In the event of termination, participants will become 100% vested in their accounts.
NOTE B – SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.
Investments and Income Recognition
Beginning April 1, 2022, the Wells Fargo Enhanced Stock Market Fund N was renamed Allspring Enhanced Stock Market CIT N Fund, and the Wells Fargo Stable Return Fund N was renamed Galliard Stable Return PN Fund. Beginning on February 4, 2022, the Plan added investment options in Vanguard Target Retirement Trust II Funds that are classified as collective investment funds. The fair value of these funds are valued at net asset value (NAV) as a practical expedient. As of December 31, 2023 and 2022, there were no unfunded commitments or restrictions on redemptions.
The Galliard Stable Return PN Fund invests all assets in Galliard Stable Return Fund Core (Fund Core) (formerly Wells Fargo Stable Return Fund G), a collective trust fund sponsored by the trustee. The Fund Core is a fully benefit-responsive fund which seeks to provide investors with a moderate level of stable income without principal volatility. The primary underlying investments held by the Fund Core are guaranteed investment contracts and security-backed contracts. An investment in Fund Core results in the issuance of a given number of participation units. SEI Trust Company, the manager of the fund, determines the purchase price and redemption price of the units, which is generally equal to the total value of each asset held by the fund, less any liabilities, divided by the total number of units outstanding at the valuation date. Redemptions of units are redeemed at the Unit Value at contract value. As a benefit-responsive fund, this fund generally permits plan participant redemptions daily. As of December 31, 2023 and 2022, there were no unfunded commitments or restrictions on redemptions.
The fair value of mutual fund and common stock investments is based upon quoted market prices as of the close of business on the last day of the year. These are classified within Level 1 of the valuation hierarchy as the quoted price is in an active market. See Note C for further information regarding the valuation hierarchy.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE B – SUMMARY OF ACCOUNTING POLICIES – CONTINUED
Plan Tax Status
The Plan obtained its latest determination letter on March 16, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC and therefore, not subject to tax. The Plan has been amended and restated since receiving the determination letter. However, L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.
NOTE C – FAIR VALUE MEASUREMENTS
ASC Topic 820, Fair Value Measurements, specifies a fair value hierarchy and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The primary area in which the Plan utilizes fair value measurements is valuing the Plan’s investments. See Note B for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments. There have been no significant changes in the valuation techniques during the year ended December 31, 2023. The standard describes three levels of inputs that may be used to measure fair value:
•    Level 1: Quoted prices for identical assets or liabilities in active markets.
•    Level 2: Other significant inputs observable either directly or indirectly (including quoted market prices for similar securities, interest rates, yield curves, credit risk, etc.)
•    Level 3: Unobservable inputs that are not corroborated by market data.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2023 and 2022.

		December 31, 2023
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$107,648,302	$107,648,302	$—	$—
Common stock	48,813,118	48,813,118	—	—
Investments measured at NAV (a)	211,470,140	—	—	—
Investments at fair value	$367,931,560	$156,461,420	$—	$—

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE C – FAIR VALUE MEASUREMENTS – CONTINUED

		December 31, 2022
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$89,450,401	$89,450,401	$—	$—
Common stock	61,931,765	61,931,765	—	—
Investments measured at NAV (a)	180,146,124	—	—	—
Investments at fair value	$331,528,290	$151,382,166	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.
NOTE D – PARTIES-IN-INTEREST TRANSACTIONS
Party-in-interest transactions include those fiduciaries, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50% or more of such an employer, or relatives of such persons. Expenses paid to parties-in-interest aggregated $358,062 and $337,811 for December 31, 2023 and 2022, respectively. The vast majority of parties-in-interest fees were paid to the Plan trustees. The Company provides certain administrative services at no cost to the Plan. Cash dividends on L&P common stock of $3,457,655 and $3,393,417 were recorded for the years ended December 31, 2023 and 2022, respectively.
The following table sets forth assets associated with parties-in-interest as of December 31, 2023 and 2022:

	December 31,
	2023	2022
Leggett and Platt, Incorporated (1,865,232 and 1,921,556 shares, respectively)	$48,813,118	$61,931,765
Notes receivable from participants	6,940,781	6,168,044

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA and the regulations promulgated thereunder.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE E – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2023	2022
Net assets available for benefits per the financial statements	$377,062,121	$339,776,855
Notes receivable from participants deemed distributed, end of year	(129,638)	(224,647)
Amounts allocated to withdrawing participants	(1,079)	(17,195)
Amounts allocated to excess contributions	177	3,518
Net assets available for benefits per Form 5500	$376,931,581	$339,538,531

The following is a reconciliation of contributions made to the Plan according to the financial statements to Form 5500:

	December 31,
	2023	2022
Contributions per the financial statements	$30,691,032	$29,190,017
Amounts allocated to excess contributions	177	3,518
Contributions per Form 5500	$30,691,209	$29,193,535

The following is a reconciliation of benefit payments paid to the participants according to the financial statements to Form 5500:

	December 31,
	2023	2022
Benefit payments per the financial statements	$34,895,852	$34,602,833
Notes receivable deemed distributed, beginning of year	(224,647)	(285,950)
Notes receivable deemed distributed, end of year	129,638	224,647
Amounts allocated to withdrawing participants, beginning of year	(17,195)	(3,735)
Amounts allocated to withdrawing participants, end of year	1,079	17,195
Amounts allocated to excess contributions	3,518	17,839
Benefit payments per Form 5500	$34,788,245	$34,572,829
NOTE F – RISKS, UNCERTAINTIES, AND SUBSEQUENT EVENTS
The Plan invests in various investment securities. Investment securities are exposed to market, credit, and interest rate risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially adversely affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The financial statements have been prepared using December 31, 2023 values and information currently available to the Plan.
As of June 18, 2024, the price per share of L&P common stock had decreased approximately 55% from December 31, 2023. For the years ended December 31, 2023 and 2022, cash dividends on L&P common stock were $1.82 and $1.74 per share respectively. In February 2024, the Company’s Board of Directors declared a first quarter 2024 dividend of $.46, $.02 cents higher than last year’s first quarter dividend. In April 2024, the Company’s Board of Directors declared a second quarter 2024 dividend of $.05, $.41 cents lower than last year's second quarter dividend and this year's first quarter dividend.

SUPPLEMENTAL SCHEDULES

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
EIN 44-0324630 PN 025
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
December 31, 2023

Participant Contributions Transferred Late to Plan		Total That Constitutes Non-exempt Prohibited Transactions
Amount	Original Due Date	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$132	12/19/23	$—	$132	1	$—

1 Employee deferrals due December 19, 2023 were not remitted to the Plan until March 8, 2024. Lost earnings were remitted as well, and the transaction was fully corrected on March 12, 2024.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
EIN 44-0324630 PN 025
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023

(a)	(b) Identity of Issuer	(c) Description of Investment	(e) Current Value(1)
*	Leggett & Platt, Incorporated	Common stock	$48,813,118
	Vanguard	Vanguard Growth Index Fund	35,449,469
	Vanguard	Vanguard Target Retirement 2030 Trust II Fund	31,818,034
	Vanguard	Vanguard Target Retirement 2025 Trust II Fund	31,744,100
	Allspring	Allspring Enhanced Stock Market CIT N Fund	27,288,211
	Vanguard	Vanguard Target Retirement 2035 Trust II Fund	23,571,868
	Galliard	Galliard Stable Return PN Fund	23,349,728
	Dodge & Cox	Dodge & Cox Stock Fund	21,420,638
	Vanguard	Vanguard S&P Mid Cap 400 Index Fund	20,014,543
	Vanguard	Vanguard Target Retirement 2040 Trust II Fund	19,499,170
	Vanguard	Vanguard Target Retirement 2045 Trust II Fund	13,368,908
	Vanguard	Vanguard Target Retirement 2020 Trust II Fund	13,027,012
	Vanguard	Vanguard Small Cap Index Fund	11,436,330
	Vanguard	Vanguard FTSE All World ex US Index Fund	10,641,808
	Vanguard	Vanguard Target Retirement 2050 Trust II Fund	9,433,806
	Baird	Baird Core Plus Bond Fund	8,685,514
	Vanguard	Vanguard Target Retirement Inc Trust II Fund	7,357,112
	Vanguard	Vanguard Target Retirement 2055 Trust II Fund	6,541,808
	Vanguard	Vanguard Target Retirement 2060 Trust II Fund	3,411,666
	Vanguard	Vanguard Target Retirement 2065 Trust II Fund	881,563
	Vanguard	Vanguard Target Retirement 2070 Trust II Fund	177,154
*^	Various Participants	Notes receivable from participants with interest rates set at prime plus 1% (4.25% - 9.50%)	6,811,143
	Total investments		$374,742,703

(1)    See Note B of Notes to Financial Statements regarding the December 31, 2023 valuation of assets.
*    Investments in assets of parties-in-interest to the Plan.
^    Net of $129,638 of cumulative deemed loan distributions.

Exhibit List.

EXHIBIT INDEX

Exhibit No.	Document Description

Exhibit 23	Consent of Forvis Mazars, LLP

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGGETT & PLATT, INCORPORATED 401(k) PLAN AND TRUST AGREEMENT

Date: June 18, 2024	By:	/s/ Christina Ptasinski
Christina Ptasinski
Executive Vice President – Chief Human Resources Officer and Plan Administrative Committee Chair